INTEGRITY VIKING FUNDS
1 North Main Street
Minot. North Dakota 58703

June 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Office of Disclosure and Review
Attn: Chad Eskildsen (202) 551-6951
100 F Street N.E.
Washington, D.C. 20549

RE: Response to comments received on the Sarbanes-Oxley review of the report filings for the following funds managed by Viking Fund Management, LLC a wholly owned subsidiary of Corridor Investors, LLC:

Fund	Fiscal Year End	811#

Viking Mutual Funds	December 31, 2014	811-09277
Viking Tax-Free Fund for Montana
Viking Tax-Free Fund for North Dakota

Integrity Managed Portfolios	July 31, 2014	811-06153
Kansas Municipal Fund
Nebraska Municipal Fund
Oklahoma Municipal Fund
Maine Municipal Fund
New Hampshire Municipal Fund

Mr. Eskildsen:

Below are each of the comments received on the annual shareholder reports reviewed by the Office of Disclosure and Review. Each comment contains a response prepared by Integrity Viking Funds. The management of Integrity Viking Funds acknowledges that:

•	the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The following comments and responses relate to the Annual Reports.

1. Expense example calculations

COMMENT:

The examiner noted that the expense example in the annual reports distributed to shareholders during the periods reviewed didn't include the disclosure of the actual number of days used in the expense example calculations.

RESPONSE:

The disclosure noted by the examiner will be included in future annual and semi-annual reports.

The following comment and response relates to the N-SAR filings.

2. Multiple series names in N-SAR filing:

COMMENT:

The examiner noted that the N-SAR for Viking Mutual Funds filed February 28, 2014 and the N-SAR filed for Integrity Managed Portfolios on September 27, 2013 did not list the name of the series in item 7C.

RESPONSE:

The disclosure noted by the examiner was updated and refiled on June 12, 2014, and will be included in future N-SAR reports.

The following comment and response relates to a series closure of Integrity Managed Portfolios.

3. Mark Kansas Insured Intermediate Fund as inactive on Edgar (SCUPDAT)

COMMENT:

The Kansas Insured Intermediate Fund merged into Kansas Municipal Fund, therefore it should be marked as inactive under EDGAR (SCUPDAT).

RESPONSE:

The request to mark Kansas Insured Intermediate Funds as inactive under EDGAR was completed on June 10, 2014.

Sincerely,

Integrity Viking Funds

By: /s/ Brent M. Wheeler
Mutual Fund Chief Compliance Officer